Exhibit 1

For Immediate Release	2 March 2020

WPP PLC (“WPP”)

Voting rights and Capital 28 February 2020

WPP confirms that its capital consists of 1,308,183,923 ordinary shares with voting rights.

WPP holds 70,771,330 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,237,412,593 shares.

The figure 1,237,412,593 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

END